Exhibit 99.1

ENTERA BIO LTD.

Kiryat Hadassah
 Minrav Building – Fifth Floor
Jerusalem, Israel

August 23, 2018
______________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 27, 2018
________________________________

Dear Shareholders:

We cordially invite you to attend the annual general meeting of shareholders, or the Meeting, of Entera Bio Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on Thursday, September 27, 2018, at our offices located at Kiryat Hadassah, Minrav Building – Fifth Floor, Jerusalem, Israel.

At the Meeting, shareholders will be asked to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)
Appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (PwC Israel), an independent registered public accounting firm, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2018, and authorize the Company's board of directors to determine the compensation of the auditors in accordance with the volume and nature of their services;

(2)	Re-elect each of the following nominees to serve as Class I directors of the Company, each until the Company's annual general meeting of shareholders to be held in 2021:

(a)	Mr. Zeev Bronfeld; and
(b)	Dr. Roger Garceau

(3)	Elect each of the following nominees to serve as external directors of the Company, each for a period of three years commencing as of the date of the Meeting:

(a)	Ms. Faith L. Charles; and
(b)	Ms. Miranda J. Toledano

(4)	Approve the Company’s Directors and Officers Compensation Policy.

OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED IN THE ENCLOSED PROXY STATEMENT.

At the Meeting, we will also discuss our financial statements for the year ended December 31, 2017, and transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Shareholders of record and beneficial owners of our ordinary shares at the close of business on Thursday, August 30, 2018 are entitled to notice of and to vote at the Meeting.

The vote of all Company shareholders is important regardless of whether they attend the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. We have enclosed a proxy card for your use. You are also invited to attend the Meeting, and shares held in your name as the shareholder of record may be voted at the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Shareholders of record, who do not expect to attend the Meeting in person, are kindly requested to mark, date, sign and mail the enclosed proxy card in the accompanying pre-addressed, postage paid envelope as promptly as possible to our address below, c/o Mira Rosenzweig, our Chief Financial Officer. If voting by mail, the proxy must be received at our registered office at least four (4) hours prior to the Meeting (that is, by 6:00 a.m. (Israel time), September 27, 2018) to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Shareholders who hold their shares in “street name” (that is, through a broker, trustee or other nominee), will receive voting information forms and other voting information from their broker, bank, trustee or other nominee, and should return their forms to their broker, bank, trustee or other nominee as further explained in the relevant instruction form. Beneficial owner of shares held in “street name” may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

Approval of each of Proposals 1, 2(a) and 2(b) above requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

In addition, under Israeli law, approval of Proposal 4 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

- ii -

Approval of each of Proposals 3(a) and 3(b) requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposals excluding personal interest not resulting from the shareholder's relations with the controlling shareholder, that are voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposals does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “-Vote Required for Approval of Each of the Proposals” in the proxy statement attached to this notice for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to the Proposals, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of any Proposal.

An electronic copy of the enclosed proxy materials will also be available for viewing at the “Investor Relations” section of our website, www.enterabio.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the date hereof at the registered office of the Company at Kiryat Hadassah, Minrav Building – Fifth Floor, Jerusalem, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). This notice, the enclosed proxy statement and a related form of proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at our Company’s website at www.enterabio.com under the tab “—Investors – SEC Filings”. Our telephone number at our registered office is +972 (2) 532-7151.

Sincerely, /s/ Mr. Gerald Lieberman Chairman of the Board of Directors

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_________________________

PROXY STATEMENT
__________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Entera Bio Ltd., to which we refer as Entera or the Company, to be voted at the annual general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying notice of the annual general meeting of shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on September 27, 2018, at our offices located at Kiryat Hadassah, Minrav Building – Fifth Floor, Jerusalem, Israel.

This proxy statement, the attached notice of the annual general meeting of shareholders and the enclosed proxy card are being made available to holders of the Company's ordinary shares, on or about August 23, 2018.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on August 30, 2018, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)
Appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (PwC Israel), an independent registered public accounting firm, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2018, and authorize the Board to determine the compensation of the auditors in accordance with the volume and nature of their services;

(2)	Re-elect each of the following nominees to serve as Class I directors of the Company, each until the Company's annual general meeting of shareholders to be held in 2021:

(a)	Mr. Zeev Bronfeld; and
(b)	Dr. Roger Garceau

(3)	Elect each of the following nominees to serve as external directors of the Company, each for a period of three years commencing as of the date of the Meeting:

(a)	Ms. Faith L. Charles; and
(b)	Ms. Miranda J. Toledano

(4)	Approve the Company’s Directors and Officers Compensation Policy.

At the Meeting we will also discuss our financial statements for the year ended December 31, 2017, and transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS.

PROPOSAL 1

APPOINTMENT & COMPENSATION OF AUDITORS

Background

The Company's Audit Committee and the Board have selected the accounting firm Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (PwC), an independent registered public accounting firm, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2018.

Shareholders are being asked to approve the selection of Kesselman & Kesselman as the Company’s independent auditors for 2018, and to authorize the Board to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board intends to further delegate the authority to set the compensation of the auditors to the Audit Committee.

The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, to appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (PwC), an independent registered public accounting firm, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2018, and authorize the Board to determine the compensation of the auditors in accordance with the volume and nature of their services.”

Required Majority

Approval of Proposal 1 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 1

PROPOSAL 2

RE-ELECTION OF MR. ZEEV BRONFELD AND DR. ROGER GARCEAU AS DIRECTORS
OF THE COMPANY

Background

The members of our board of directors (other than external directors) are divided into three classes, with staggered three-year terms and one director class coming up for election each year. The members of our Board are divided into classes as follows:

•	The Class I directors are Zeev Bronfeld and Roger Garceau;

•	The Class II directors are Phillip Schwartz and Yonatan Malca; and

•	The Class III director is Gerald Lieberman.

Pursuant to our Articles of Association, or Articles, the term of office of the Class I directors, Mr. Zeev Bronfeld and Dr. Roger Garceau, expires at the Meeting. The term of office of any director not included in the above-mentioned classes, also expires at the Meeting. Any director whose term has expired may be re-elected to the Board except as provided by applicable law.

Generally, the Company seeks to appoint individuals with broad experience and expertise at the management level in the pharmaceuticals or biotechnology industry or other relevant business ventures or that have achieved exceptional academic or professional acclaim in areas related to the Company’s activities, and who possess the ability to provide valuable insights and practical wisdom as well as sufficient time to effectively carry out his or her duties as a director. The Board carefully selects and reviews candidates in light of these qualifications and in view of legal constraints applicable to its composition.

In August 2010 and in March 2016, Mr. Bronfeld and Dr. Garceau were elected as directors of the Company, respectively. As evident from their credentials below, Mr. Bronfeld and Dr. Garceau are well qualified for the position and have already fulfilled our expectations to contribute significantly to the Company.

On August 14, 2018 and on August 16, 2018, our Compensation Committee and the Board, respectively, have determined to pay our non-executive directors and external directors compensation equal to the maximum fixed statutory amounts set forth in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, or the Compensation Regulations, for companies with equity similar to ours. If re-elected, Mr. Bronfeld will be entitled to receive the compensation paid to each of our non-executive directors.

If Dr. Garceau is re-elected, he will be entitled to compensation as provided under the Service Agreement entered between the Company and Dr. Garceau in April 2017, and previously approved by the Company's Board and shareholders. The compensation terms under the Service Agreement are further described in the Company's final prospectus, filed with the SEC on June 29, 2018 (File No. 333-221472) under “—Certain Relationships and Related Party Transactions – Service Agreements”.

Set forth below is information about each nominee, including age, positions held with our company, principal occupation, business history and experience as directors:

Zeev Bronfeld (67) serves as a member of our board of directors since 2010, and has served as chairman of our board of directors from September 2014 until November 2016. Since 2003, Mr. Bronfeld serves as the chief executive officer of M.B.R.T Development and Investments Ltd. Since December 2017, Mr. Bronfeld serves on the board of Electreon Wireless Ltd. (TASE: ELWS). Since 2006 he also serves as a member of the board of directors of Protalix BioTherapeutics, Inc. (NYSE: PLX), where he served as the chairman of the board from 2010 through July 2014. In addition, since November 2009, Mr. Bronfeld serves on the board of directors of D.N.A Biomedical Solutions Ltd. (TASE: DNA), and since May 2007, of The Trendlines Group Ltd. (SGX: 42T). From January 2008 until January 2017, Mr. Bronfeld also served as a director of Macrocure Ltd. (NASDAQ: MCUR). From April 2009 until September 2012, he served as a director of D. Medical Industries Ltd. (NASDAQ: DMED; TASE: DMDC), and from April 2011 until December 2012 he served as a director of Nasvax Ltd. (TASE: NSVX). Mr. Bronfeld, is a co-founder of Bio-Cell Ltd. (today Fantasy Network Ltd. TASE: FNTS), an Israeli holding company specializing in biotechnology companies, and served as its chief executive officer from 1986 until December 2014. Mr. Bronfeld also serves as a director of a number of privately held companies, including, Contipi Medical Ltd. since March 2014, and as the chairman of the board of TransBiodiesel Ltd. since 2017. Mr. Bronfeld holds a B.A. in Economics from the Hebrew University of Jerusalem. Mr. Bronfeld serves on our board of directors as a designee of D.N.A Biomedical pursuant to rights granted to D.N.A Biomedical under our articles of association as in effect prior to the closing of this offering.

Dr. Roger Garceau (64) serves as a member of our board of directors since March 2016 and as our Chief Development Advisor since December 2016. Dr. Garceau also serves as a director of Enterome SA since December 2016. Prior to joining Entera, Dr. Garceau has served as Chief Medical Officer and Executive Vice President of NPS Pharmaceuticals, Inc. since December 2008 and January 2013 respectively, until February 2015, when NPS Pharmaceuticals was acquired by Shire Plc. Previously, Dr. Garceau served in several managerial positions with Sanofi-Aventis (NYSE: SNY) from 2002 until 2008, and Pharmacia Corporation from 1986 until 2002. Dr. Garceau is a board-certified pediatrician and is a Fellow of the American Academy of Pediatrics. Dr. Garceau holds a B.S. in Biology from Fairfield University in Fairfield, Connecticut and an M.D. from the University of Massachusetts Medical School.

The Class I directors will, if re-elected, receive indemnification letters from the Company and will be included in the Company's directors’ and officers’ liability insurance, both as previously approved by our shareholders.

Our Board recommends that shareholders approve the re-election of Mr. Zeev Bronfeld and Dr. Roger Garceau to serve as directors of the Company, for a term of office until the Company's annual general meeting of shareholders to be held in 2021, as set out in the Articles, subject to the provisions of the Articles and Companies Law, 5759-1999(the “Companies Law”), as amended from time to time.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)          “RESOLVED, to re-elect Mr. Zeev Bronfeld to serve as a Class I director of the Company, until the Company's annual general meeting of shareholders to be held in 2021.”

(b)          “RESOLVED, to re-elect Dr. Roger Garceau to serve as a Class I director of the Company, until the Company's annual general meeting of shareholders to be held in 2021.”

Required Majority

Approval of Proposals 2(a) and 2(b) requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 2.

PROPOSAL 3

ELECTION OF MS. FAITH L. CHARLES AND MS. MIRANDA J. TOLEDANO AS
EXTERNAL DIRECTORS OF THE COMPANY

Background

Under the Companies Law, Israeli companies whose shares are listed on the NASDAQ Global Market, are required to elect at least two external directors who meet the qualification requirements in the Companies Law. The election of a company's first external directors must be made by a general meeting of the Company's shareholders within three months following the completion of a company’s initial public offering, or IPO.

A person may not serve as an external director of a company if the person is a relative of a controlling shareholder of the company or if on the date of the person’s appointment or within the preceding two years the person or his or her relative, partner, employer or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control, have or had any affiliation with any of: (1) the company; (2) any person or entity controlling the company on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled by the company or by the company’s controlling shareholder on the date of such appointment or within the preceding two years. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in a company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

For these purposes, the term “affiliation” includes (subject to certain reliefs provided in regulations promulgated under the Companies Law): (i) an employment relationship, (ii) a business or professional relationship maintained on a regular basis (excluding insignificant relationships), (iii) control, and (iv) service as an office holder, excluding director appointed in order to serve as an external director of a company which is about to offer its shares in an IPO. The term “relative” is defined under the Companies Law as a spouse, sibling, parent, parent of a parent, descendant; and a spouse’s descendant, sibling and parent; or the spouse of each of the foregoing. The term “office holder” is defined under the Companies Law as a general manager (chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, and a director or a manager who directly reports to the general manager.

A person may not serve as an external director of a company if that person or his or her relative, partner, employer or anyone to whom that person is subordinated, whether directly or indirectly, or entities under that person’s control, has or had any a business or professional relationships, even if not on a regular basis (excluding insignificant relationships).

In addition, a person may not serve as an external director if (i) that person’s other positions, professions or activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director; (ii) a director of the company is an external director of another company in which that person is a director; or (iii) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. Furthermore, a person may not serve as an external director if he or she received direct or indirect compensation from the company excluding amounts paid pursuant to indemnification or exculpation letters and insurance coverage for his or her service as an external director, as provided in the Companies Law and the regulations promulgated thereunder.

The Companies Law also provides that an external director must meet certain professional qualifications or have financial and accounting expertise, while at least one external director must have financial and accounting expertise. Pursuant to the regulations promulgated under the Companies Law, a director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in, and understanding of, business accounting matters and financial statements so that he or she is able to fully understand the Company’s financial statements and initiate debate regarding the manner in which the financial information is presented. These regulations further provide that an external director with requisite professional qualifications is a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in one of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. The qualification of a director as holding a financial and accounting expertise or professional qualifications shall be determined by the Board.

The initial term of office of an external director of an Israeli company whose shares are publicly listed is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for additional three-year terms, provided that certain conditions are satisfied and that either (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director.

The term of office for external directors of Israeli companies whose shares are listed on the NASDAQ Global Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is for the benefit of the company, and provided that the external director is reelected by the same requirements as if reelected for the first time. Prior to the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her duty of loyalty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director ceased to meet the statutory qualifications for his or her appointment or has violated his or her duty of loyalty to the company.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed under the Companies Law.

Each of Ms. Faith L. Charles and Ms. Miranda J. Toledano, if elected for service as external directors, will serve on our Audit Committee and Compensation Committee, and at least one external director is required to serve on each additional committee our Board may further establish and which is authorized to exercise the powers of the Board.

The Board has determined that each of Ms. Faith L. Charles and Ms. Miranda J. Toledano satisfies the external director requirements under the Companies Law, as well as the independent director requirements under the NASDAQ Listing Rules and the SEC’s audit committee rules. The Board has further determined that Ms. Miranda J. Toledano qualifies to serve as an “audit committee financial expert,” as defined under the SEC rules, and has "financial and accounting expertise," as defined in the regulations promulgated under the Companies Law.

The nominees for election as external directors are:

Faith L. Charles (56) Ms. Charles is a partner in the Corporate Transactions and Securities Practice, and the chair of the Life Sciences Group at Thompson Hine, LLP., since 2010. Since 2016, Ms. Charles serves as a member of the board of AgilVax Inc., a private biotechnology company focused on cancer immunotherapies and targeted infectious vaccines, and as a member of the board of Gilda's Club New York City, an organization that provides medical, emotional and support services to cancer patients and their families. Ms. Charles also serves as Chair and Co- Founder of Metro NY Women in Bio, an organization of professionals committed to promoting careers, leadership and entrepreneurship for women in the life sciences industry, since 2013. From 2000 until 2010, Ms. Charles served as partner at Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. Prior to that, starting in 1986, Ms. Charles served as partner and associate at other law firms, where she focused on capital markets, licensing and other strategic collaborations and mergers and acquisitions for emerging and public companies. Ms. Charles holds a J.D degree from The George Washington University Law School and a B.A. in Psychology from Barnard College, Columbia University. Ms. Charles is also a graduate of Women in Bio's Boardroom Ready Program, an Executive Education Program taught by The George Washington University School of Business.

Miranda J. Toledano (42) Ms. Toledano served on the executive management team of Sorrento Therapeutics (Nasdaq: SRNE) as EVP Corporate Development from September 2016 until August 2017. Previously, Ms. Toledano served as Head of Healthcare Investment Banking at MLV & Co. (acquired by B. Riley FBR & Co.). From 2012 to September 2016, where she completed equity capital market transactions totaling over $4 billion in aggregate value. Prior to joining MLV, from 2004 until 2010, Ms. Toledano served in the investment group of Royalty Pharma, a leading investment firm with over $15 billion in biotherapeutic royalty assets. From 1998 to 2003, Ms. Toledano led the Life Sciences Corporate Finance group at Ernst & Young (Israel). Ms. Toledano holds a BA in Economics from Tufts University and an MBA in Finance and Entrepreneurship from the NYU Stern School of Business.

Director’s Fee

As provided above, on August 14, 2018 and on August 16, 2018, our Compensation Committee and the Board have, respectively, determined to pay our non-executive directors and external directors compensation equal to the maximum fixed statutory amounts set forth in the Compensation Regulations for companies with equity similar to ours.

Furthermore, the external directors will, if elected, receive indemnification letters from the Company and will be included in the Company's directors’ and officers’ liability insurance, both as previously approved by our shareholders.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)          “RESOLVED, to elect Ms. Faith L. Charles to serve as an external director of the Company, for a period of three years commencing as of the date of the Meeting.”

(b)          “RESOLVED, to elect Ms. Miranda J. Toledano to serve as an external director of the Company, for a period of three years commencing as of the date of the Meeting.”

Required Majority

Approval of Proposals 3(a) and 3(b) requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposals excluding personal interest not resulting from the shareholder's relations with the controlling shareholder, that are voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposals does not exceed two percent (2%) of the aggregate voting rights in the Company.

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have personal interest in the Proposal, your proxy will not be voted on the Proposal.

Under the Israeli Companies Law, a “controlling shareholder” for purposes of this Proposal is any shareholder who has the ability to direct the Company’s activity, including any shareholder holding 50% or more of the “means of control” of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 3.

PROPOSAL 4

APPROVAL OF THE COMPANY'S COMPENSATION POLICY

Background

The Israeli Companies Law, requires Israeli companies whose shares are publicly listed, such as the Company, to adopt a compensation policy regarding the terms of office and employment of its directors, executive officers (including the CEO), and any other manager who reports to the CEO, within nine months of its IPO. The compensation policy is required to be approved (i) by the Board upon recommendation of the Compensation Committee and (ii) by the Company’s shareholders, at least once every three years.

The compensation policy must generally serve as the basis for decisions concerning the financial terms of employment or engagement of office holders (i.e., directors, CEO and other executive officers), including exculpation, insurance, indemnification and any monetary payment and obligation of payment in respect of employment or engagement. The compensation policy must be based on certain considerations, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders considering, inter alia, the company’s risk management policy. It must also consider, among other things, the size and the nature of its operations, and in respect of variable compensation, the contribution of an office holder towards the company’s achievement of its objectives and the maximization of its profits, with a long-term view and in accordance with the office holder's position.

The compensation policy must furthermore relate to additional matters, as follows: (a) the education, skills, expertise and accomplishments of the relevant office holder; (b) the office holder’s position and responsibilities and prior compensation agreements with him or her; (c) the ratio between the cost of the office holder's terms of office and employment and the average cost of employment of other employees of the company, including those employed through manpower companies, and specifically, their average and median compensation, and the impact of disparities in salary (cost of terms/employment) upon work relationships in the company; (e) as to variable components, the possibility of reducing variable compensation at the discretion of the Board and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and (g) as to severance compensation, the period of service of the office holder, the terms of his or her office during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following matters: (a) as to variable components, (i) basing variable components of the Board members and CEO's compensation on long-term performance and measurable criteria (with the exception that a non-material portion of such variable components or all such components, if equal no more than 3 monthly salaries per year for the CEO, may be based on non-measurable criteria, taking into consideration the contribution of the office holder to the company); (ii) the ratio between variable and fixed compensation, and the cap for the value of variable compensation, as to non-cash variable equity-based compensation, cap for their value at time of their grant; (b) the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; (c) the minimum holding or vesting period for variable, equity-based compensation, including bonuses; and (d) maximum limits for severance.

Our Compensation Policy

On August 16, 2018, after review and recommendation of the Compensation Committee, the Board approved Entera Bio Ltd. Directors and Officers Compensation Policy in the form attached hereto as Exhibit A to this proxy statement (the “Compensation Policy”). We are now seeking shareholders approval of the Compensation Policy for the next three-year term, as required under the Israeli Companies Law.

Objectives

Our Compensation Policy is intended to align our objectives and work plans with appropriate goals and objectives of our officers and directors, and to ensure that the overall financial and strategic objectives of the Company and its shareholders are met. We recognize that strong and effective leadership is fundamental to our continued growth and success. Therefore, our Compensation Policy recognizes as a primary objective the need to attract, retain, reward and motivate highly talented officers and directors in competitive labor markets.

Officer compensation

With regard to our executive officers, or “Officers,” our Compensation Policy is designed to provide a mix of compensation to pay Officers for individual and company performance as well as align their interests with the interests of shareholders. The Compensation Policy is also designed to provide flexibility in design. It must also take into consideration the fact that the appropriate mix of compensation may vary from period to period and from Officer to Officer. To achieve this philosophy, our Compensation Policy generally includes: (i) short-term incentives such as an annual base salary, benefits and perquisites, (ii) short to medium-term incentives such as annual bonus based on target and above-target performance, and (iii) medium to long-term incentives such as equity-based compensation, termination and retirement benefits.

Base salary

Base salary for officers is a fixed compensation element which provides compensation to an Officer for performance of his or her standard duties and responsibilities that reflects the Officer’s education, skills, qualifications, expertise, professional experience and accomplishments, as well as the position, areas and scope of responsibilities of such Officer and his or her prior compensation agreements. Adjustments to base salary are periodically reviewed by the Compensation Committee and the Board.

Bonuses

Monetary bonuses are generally paid annually, and are designed to reward officers based on the performance of the Company and their individual results. The target bonus amount and the performance measures and targets for each Officer are provided and calculated in an annual bonus plan, to the extent it is determined and approved by the Company's Compensation Committee and Board, at the beginning of each calendar year for which the bonus is paid. However, the CEO has the power to determine the annual bonus's performance measures and targets for any of the other Officers.

The performance measures and targets for receiving the annual bonus are intended to be measurable and quantifiable and may include (but are not limited to) (i) objectives such as capital investment, cash balance relative to equity, obtaining approval from the authorities in the target markets; and (ii) key performance indicators, determined for each Officer separately, according to the Officer's position. The annual bonus also includes a non-measurable component of up to 20% of the Officer’s annual bonus, which is based on the evaluation of the each Officer's, according to qualitative measures provided in the annual bonus plan.

In addition to the annual bonus, the Compensation Committee and the Board may elect to pay each Officer a special bonus, in recognition of a significant achievement or for completion of an assignment, such as completion of a major transaction or achieving a major milestone with material effect over the Company's business. As required under the Israeli Companies Law, our Compensation Policy provides for a maximum cap for bonus payments made to our Officers. The maximum bonus cap for each of our Officers is 18 times the monthly base salary.

Equity-based compensation

Our Compensation Policy also includes an equity incentive component designed, inter alia, to retain Officers, align Officers and shareholders’ interests and incentivize Officers to attain high level of business achievements without taking unreasonable risk, under which the Company may grant Officers options to purchase shares, share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards (collectively referred to as “equity awards”). The equity awards are determined individually and awarded from time to time, inter alia, according to each Officer’s (a) contribution to the Company's performance; (b) ability to influence the Company's future and performance; (c) the desired mix of compensation components and the mix of equity awards; (d) the Officer's skills, qualifications, experience, roles and personal responsibilities; and (e) the desired competitive levels and dilution or pool limits.

The Compensation Policy caps the annual value of the equity awards to be granted to each Officer, measured at grant date, at 18 monthly base salaries of each Officer. The equity awards vesting period shall not be less than one year. Options shall expire up to 10 years from the grant date. For option grants and share appreciation rights, the exercise price shall be no less than the fair market value of the underlying ordinary shares on the date of grant, and subject to applicable law.

The Compensation Policy provides that officers and directors (to the extent granted equity awards) are prohibited from hedging their equity awards and any other Company securities held by them. The no-hedging policy applies to each director and each Officer until one year following their termination of employment. The Compensation Policy further provides that officers and directors are subject to certain restrictions on pledging or using their equity awards and any other Company securities held by them (whether they are subject to transfer restrictions or not) as collateral for loans, as the Company's Compensation Committee and Board shall determine.

Benefits and perquisites

Under the Compensation Policy, our Officers are further entitled to certain fringe benefits that we believe are commonly provided to similarly-situated executives in the market in which we compete for talent and therefore are important to our ability to attract and retain top-level executive management. This includes vacation days, paid sick leave, as well as additional benefits such as, but not limited to, a company car and cell phone, company-provided health insurance and meals.

For Officers residing in Israel, these benefits may also include contributions to a pension fund, provident fund or insurance policy in accordance with Israeli law, maintenance of disability insurance on behalf of the Officer, contributions to an education fund of 7.5% of the Officer’s monthly salary and recuperation pay as required under applicable law. An ‘education fund’ is a medium-term savings scheme that takes advantage of a unique tax break granted under Israeli law, whereby a company’s contributions to such fund (which, despite its misleading name, may be used by the employee for any purpose), as well as all capital gains accrued on such contributions, are free of tax if (a) the company contributes an amount equal to 7.5% of the employee’s salary to such fund, up to a certain limit, and the employee further contributes 2.5% of his salary at his expense, and (b) the fund remains undrawn for a period of at least 6 years from the time of the first contribution. While some of these contributions and benefits are not mandatory under Israeli law, the nature and amount of the benefits provided to our Israeli officers are customary and prevalent in the Israeli high-tech and bio-pharma market, especially among executives. Non-Israeli Officers may receive similar, comparable or customary benefits as applicable in the jurisdiction in which they are employed.

Termination

Our Officers are further entitled to certain termination payments and benefits. Officers are entitled to an advance notice period, severance payments and retirement and termination awards. The retirement and termination awards are subject to the Compensation Committee and the Board's approval, and may be provided only if: (a) the Officer has been employed by the Company for at least two years; (b) the Officer has made a material contribution to the advancement of the Company’s business during his employment period; (c) the Officer's termination of employment is not under circumstances which deprive such award as described in the Compensation Policy; and (d) in respect of Officers other than the CEO, the CEO has recommended granting a retirement bonus.

Director compensation

The Compensation Policy provides that non-employee and non-executive directors’ (including external directors) compensation packages shall be determined pursuant to the provisions of the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760 - 2000 (the “Compensation Regulations”), shall not exceed the maximum compensation permitted under the Compensation Regulations. Notwithstanding, non-employee and non-executive Directors shall also be entitled to insurance, indemnification and release arrangements. The chair of the Board and the chair of the Board committees may also receive additional annual cash payments for their extra service in such capacities, subject to the provisions of applicable law.

The Company may also award non-employee and non-executive Directors equity-based compensation under the same terms described above, subject to the provisions of the Compensation Regulations.

Clawback

The compensation packages to officers and directors are also subject to claw-back provisions allowing for the recovery of any payment made to an officer or director, if the payment was based on incorrect financial statements which were later corrected or restated. The officer or director will be required to repay to the Company the balance between the original payment and any payment due to the officer or director based on the restatement.

Separate Approvals

Arrangements outside of the Compensation Policy

Pursuant to the Israeli Companies Law, our arrangements with our Officers must generally be consistent with the Compensation Policy, as described above. However, under certain circumstances, we may approve an arrangement that is not consistent with the Compensation Policy, if the arrangement is approved by a majority of our shareholders, provided that (a) the majority includes a majority of the votes cast by shareholders who are present and voting (disregarding abstentions) who (i) are not controlling shareholders and (ii) do not have a personal interest in the matter, or (b) the votes cast against the arrangement by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted constitute two percent (2%) or less of the voting power of the Company.

Separate CEO and director approval

Pursuant to regulations promulgated under the Israeli Companies Law, shareholder approval is not required with respect to terms of employment granted to a director or the CEO for the period following his or her appointment until the proximate annual general meeting of shareholders, provided these terms are (a) approved by the Compensation Committee and the Board, (b) consistent with the Compensation Policy, and (c) on similar or less favorable terms than those of the person’s predecessor.

In addition, under certain circumstances, shareholder approval is not required with respect to the terms of employment of a candidate for CEO if the Compensation Committee determines that the engagement will be frustrated if the approval is pursued, provided that the terms are consistent with the Compensation Policy.

Under certain circumstances, if the terms of employment of the CEO are not approved by the shareholders, where such approval is required, the Compensation Committee and the Board may nonetheless approve such terms. In addition, non-material amendments of the terms of employment of office holders who are not directors may be approved by the Compensation Committee only, and non-material amendments of the terms of employment of office holders who are not directors may be approved by the CEO only, provided such amendments are consistent with the Compensation Policy.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, to approve the Compensation Policy of the Company with regard to the compensation of the Company’s directors and executive officers in the form attached hereto as Exhibit A.”

Required Majority

Approval of Proposal 4 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

In addition, Proposal 4 is also subject to the approval of a special majority of the shareholders which requires that either: (i) the Proposal is approved by a majority of the shares voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the Proposal, excluding abstentions; or (ii) the total number of shares held by such shareholders described above, who voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have personal interest in the Proposal, your proxy will not be voted on the Proposal.

Under the Israeli Companies Law, a “controlling shareholder” for purposes of this Proposal is any shareholder who has the ability to direct the Company’s activity, including any shareholder holding 50% or more of the “means of control” of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 4.

Quorum

On August 15, 2018, we had 11,428,320 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, August 30, 2018, is entitled to one vote upon each of the Proposals to be presented at the Meeting. Under our Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week to the same day, time and place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first business days afterwards. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of Each of the Proposals

Approval of each of Proposals 1, 2(a) and 2(b) requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

This means that the numbers of shares voted “for” the proposal must exceed the numbers of shares voted “against” the proposal. Abstentions and broker non-votes are not considered votes cast for this purpose, and will have no effect on the vote.

In addition, under Israeli law, approval  of Proposal 4 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Approval of each of Proposals 3(a) and 3(b) requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal, excluding personal interest not resulting from the shareholder's relations with the controlling shareholder, that are voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposals 3(a), 3(b) and 4, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activity (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, 50% or more of any one of the “means of control” of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposals 3 and 4 includes a personal interest of a shareholder in an action or a transaction of the Company, excluding any interest arising solely from holding the Company’s shares, but including the personal interest of the shareholder’s spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Israeli Companies Law, 5759-1999, or the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, with respect to Proposals 3(a), 3(b) and 4, the vote of such shareholders may not be counted towards the majority requirement described above and will not count towards the 2% threshold described in the second bullet point above.

Please Note: Under Israeli case law, a shareholder must positively inform the Company whether or not such shareholder has a personal interest in a proposal which is subject to approval by a majority vote of disinterested shareholders, as in the case of Proposals 3(a), 3(b) and 4. Your failure to check the box on the proxy card indicating that you have no personal interest will therefore require the Company to assume that you have a personal interest in Proposals 3 and 4 and disqualify your vote on such proposals.

We may not assume that a shareholder who signs and returns a proxy card without a specific indication as to the lack of personal interest of such shareholder has no personal interest with respect to Proposals 3(a), 3(b) and 4. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposals 3(a), 3(b) and 4, you should not indicate in the appropriate box that there exists no personal interest on the enclosed proxy card. If you hold your shares in “street name” (meaning your shares are held through a bank, broker or other nominee) and you believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our CFO on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our website, www.enterabio.com, under the tab “—Investors – SEC Filings”, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our CFO via e-mail to mira@enterabio.com or via fax no. +972-2-532-7151. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. We will generally not be able to count a proxy card unless we receive it at our principal executive offices at Kiryat Hadassah, Minrav Building – Fifth Floor, Jerusalem, Israel, not later than four (4) hours before the time fixed for the Meeting, that is, 6:00 a.m. (Israel time) on September 27, 2018.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet, if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the Proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular Proposal, your shares will be voted in favor of the Proposal, in accordance with the recommendation of the Board, except with regard to Proposals 2 through 4. If you do not give specific instructions with respect to Proposals 2 through 4, your broker will not be permitted to cast a vote with respect to such Proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant Proposal. Such shares have no impact on the outcome of the voting on such Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting and are not included in the Proposals set forth above under “Agenda Items”.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on August 30, 2018. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on such date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the CFO of the Company (as described under “—How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date received by the Company at least twenty-four (24) hours prior to the Meeting, or by voting in person at the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about August 23, 2018. Certain officers, directors, employees or agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at our Company’s website, www.enterabio.com, under the tab “—Investors – SEC Filing”. The contents of that website are not a part of this proxy statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of August 15, 2018 by (i) each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or the SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, we deem Ordinary Shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of August 15, 2018 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Ordinary Shares beneficially is based on 11,428,320 Ordinary Shares outstanding as of August 15, 2018. The beneficial ownership data provided below is based solely on information available to our Company and, in the case of major shareholders, has not been verified further. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o Entera Bio Ltd., Kiryat Hadassah, Minrav Building – Fifth Floor, Jerusalem, Israel.

Name	Number and Percentage of Ordinary Shares
	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
D.N.A Biomedical Solutions Ltd(1)	3,978,780	34.8%
Centillion Fund(2)	2,192,060	17.6%
Pontifax (Israel) IV Fund L.P, Pontifax (Cayman) IV L.P. and Pontiax (China) IV Fund L.P. (collectively, “Pontifax”)(3)	853,450	7.3%
Capital Point Ltd.(4)	1,661,520	14.45%
Menachem Raphael(5)	687,180	5.9%
Executive Officers and Directors:
Zeev Bronfeld(6)	3,978,780	34.8%
Yonatan Malca(7)	3,978,780	34.8%
Dr. Phillip Schwartz(8)	646,490	5.4%
Dr. Eric Lang(9)	*	*
David Ben Ami(10)	315,900	2.7%
Gerald Lieberman(11)	200,980	1.7%
Chaim Davis(12)	139,230	1.2%
Dr. Roger J. Garceau(13)	281,970	2.4%
Mira Rosenzweig(14)	*	*
Dr. Hillel Galitzer(15)	*	*
All Directors and Executive Officers as a Group (10 persons)(16)	5,706,870	44.6%

       * Less than 1%

(1)
Consists of 3,978,780 ordinary shares. D.N.A Biomedical, whose address is at Shimon Hatarsi 43 St., Tel Aviv, Israel, is controlled by Zeev Bronfeld. 3,410,420 ordinary shares, or approximately 85.7% of the ordinary shares currently held by D.N.A Biomedical have been pledged to Capital Point, while the remaining 568,360 ordinary shares, or approximately 14.3%, have been pledged to Menachem Raphael.

(2)
Consists of (i) 1,131,130 ordinary shares, (ii) warrants to purchase 652,600 ordinary shares which had been issued to Centillion as of August 15, 2018, (iii) 271,180 ordinary shares and a warrant to purchase 67,730 ordinary shares, which shares can be acquired by Centillion at any time until July 20, 2019 pursuant to the terms of our Series A preferred shares purchase agreement, and (iv) 55,510 ordinary shares and a warrant to purchase 13,910 ordinary shares which shares can be acquired by Centillion at any time until July 20, 2019 pursuant to our current Articles, Centillion Fund, whose address is c/o Entera Bio Ltd., Kiryat Hadassah, Minrav Building — Fifth Floor, Jerusalem 9112002, Israel, is controlled by Ariel Israilov.

(3)
Consists of (i) 609,570 ordinary shares, and (ii) warrants to purchase 243,880 ordinary shares. Pontifax 4 GP L.P. (“Pontifax Management”) is the general partner of Pontifax (Israel) 4 LP, Pontifax (Cayman) IV LP and Pontifax (China) IV LP (together, the “Partnerships”). Pontifax Management 4 G.P. (2015) Ltd. (“Pontifax Management GP”) is the general partner of Pontifax Management. Mr. Tomer Kariv and Mr. Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the shares held by the Partnerships. The principal business address of the foregoing entities and individuals is 14 Shenkar Street, Herzeliya 46140, Israel.

(4)
Consists of (i) 939,370 ordinary shares, and (ii) 722,150 ordinary shares that Capital Point has the right to acquire pursuant to an option granted by D.NA Biomedical. Capital Point’s address is at Derech Menachem Begin 132 (Azrieli Center) Tel Aviv, Israel.

(5)
Consists of (i) 384,540 ordinary shares, (ii) warrants to purchase 122,330 ordinary shares, (iii) 27,040 ordinary shares and warrants to purchase 6,890 ordinary shares which may be acquired by Menachem Raphael until July 20, 2019, pursuant to the terms of our Series A preferred shares purchase agreement and (iv) 146,380 ordinary shares that Capital Point has the right to acquire pursuant to an option granted by D.NA Biomedical. Menachem Raphael's address is at Ha’seora 12, Tel Aviv, Israel.

(6)	Zeev Bronfeld is the Chairman of the Board of Directors of D.N.A Biomedical, and as such may be deemed to have shared voting or investment power over the ordinary shares owned by D.N.A Biomedical.
(7)	Yonatan Malca is the CEO and a director of D.N.A Biomedical, and as such may be deemed to have shared voting or investment power over the ordinary shares owned by D.N.A Biomedical.

(8)
Consists of (i) 578,630 ordinary shares underlying options to acquire ordinary shares, with an exercise price of NIS 0.0000769, exercisable within 60 days of August 15, 2018, expire at various periods between May 2019 and January 2020, (ii) options to acquire 67,080 ordinary shares exercisable within 60 days of August 15, 2018, with an exercise price of $6.31 per share and expiring on November 23, 2023, and (iii) 780 ordinary shares.

(9)	Consists of 27,690 ordinary shares underlying options to acquire ordinary shares exercisable within 60 days of August 15, 2018, expiring on January 15, 2024 with an exercise price of $6.31 per share.
(10)
Consists of (i) options to acquire 31,460 ordinary shares with an exercise price of NIS 0.0000769, exercisable within 60 days of August 15, 2018, and expiring on March 19, 2019, (ii) 203,190 ordinary shares, held by Corundum, of which David Ben Ami, a member of our board of directors, is the managing partner, and (iii) warrants to purchase 81,250 ordinary shares held by Corundum.

(11)
Consists of (i) options to acquire 147,290 ordinary shares with an exercise price of $7.54 per share and expiring on April 6, 2023, exercisable within 60 days of August 15, 2018, (ii) options to acquire 11,050 ordinary shares with an exercise price of  $1.85 per share and expiring on March 19, 2021, exercisable within 60 days of August 15, 2018, (iii) 34,580 ordinary shares, and (iv) warrants to purchase 8,060 ordinary shares .

(12)
Consists of (i) 11,830 ordinary shares, (ii) options to acquire 11,050 ordinary shares exercisable within 60 days of August 15, 2018, with an exercise price of $1.85 per share and expiring on September 1, 2019 and options to acquire 13,000 ordinary shares exercisable within 60 days of August 15, 2018, with an exercise price of  $6.31 per share and expiring on November 23, 2023, and (iii) 103,350 ordinary shares owned by Revach Fund, L.P. (“Revach”). Mr. Davis is the sole managing director and partner of Revach and may be deemed to beneficially own the ordinary shares owned or that can be acquired by Revach.

(13)
Consist of (i) options to acquire 147,290 ordinary shares with an exercise price of  $3.69 per share and expiring on March 29, 2022, (ii) 4,940 ordinary shares, (iii) warrants to purchase 1,950 ordinary shares, and (iv) options to acquire 127,790 ordinary shares exercisable within 60 days of August 15, 2018, with an exercise price of  $6.31 per share and expiring on December 1, 2026, granted pursuant to the Service Agreement with Dr. Garceau.

(14)
Consists of (i) 36,010 ordinary shares underlying options to acquire ordinary shares expiring on May 29, 2020 with an exercise price of $2.43 per share, and (ii) options to acquire 17,030 ordinary shares, with an exercise price of $6.31 per share and expiring on November 15, 2023. All options are exercisable within 60 days of August 15, 2018.

(15)
Consists of  (i) 36,010 ordinary shares underlying options to acquire ordinary shares, of which options to acquire 16,510 ordinary shares have an exercise price of  $1.85 per share, and options to acquire 19,500 ordinary shares have an exercise price of NIS 0.0000769, all expiring on September 1, 2019, and (ii) options to acquire 26,780 ordinary shares, with an exercise price of  $6.31 per share and expiring on November 15, 2023. All options are exercisable within 60 days of August 15, 2018.

(16)	Consists of (i) 4,337,450 ordinary shares, (ii) options to acquire 1,278,160 ordinary shares, and (iii) warrants to purchase 91,260 ordinary shares.

INFORMATION REGARDING COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding the compensation awarded to, earned by, or paid to each of our five most highly compensated executive officers and directors during the 12 months ended December 31, 2017, please refer to the Company's final prospectus filed with the SEC on June 29, 2018 (File No. 333-221472) (“—Management – Compensation of Directors and Officers”).

ADDITIONAL INFORMATION

The Company’s final prospectus from its IPO, filed with the SEC on June 29, 2018, is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the tab “—Investors – SEC Filings” in the Company’s website at www.enterabio.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Mr. Gerald Lieberman Chairman of the Board of Directors

Jerusalem, Israel
August 23, 2018

EXHIBIT A

ENTERA BIO LTD.
DIRECTORS AND OFFICERS COMPENSATION POLICY

1.	PURPOSE

This document is designed to determine, describe and detail the policy of Entera Bio Ltd. (the “Company”) with respect to the Terms of Office and Employment of the Company's Office Holders (as defined hereunder), its components and the manner in which they are determined, inter alia, in accordance with the provisions of the Israeli Companies Law, 5759-1999, or Companies Law (the “Compensation Policy” or “Policy”).

2.	DEFINITIONS

“Office Holders” - as such term is defined under the Companies Law, including members of the Company's board of directors, or the Company's general manager, chief executive officer (CEO), a deputy chief officer, chief financial officer, and any person holding such position in the Company, irrespective of his or her title, and also any manager who reports directly to the CEO of the Company (C-level officers).

“Officers” - the Company's general manager, CEO, a deputy chief officer, chief financial officer, and any person holding such position in the Company, irrespective of his or her title, and also any manager who reports directly to the CEO of the Company (C-level officers).

“Directors” - members of the Company's board of directors, including External Directors.

“External Directors” – as such term is defined under the Companies Law.

“Terms of Office and Employment” of Office Holders – as such term is defined under the Companies Law.

Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy, and the Company's board of directors (the “Board”) is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

3.	CONSTRUCTION; EFFECT

This Compensation Policy shall take effect as of the date of its approval by the general meeting for three years, in accordance with the provisions of the Companies Law (the “Effective Date”), and shall apply to the Terms of Office and Employment of Office Holders that are approved following the Effective Date.

This Policy shall not apply, shall have no effect with respect to, or derogate from, any Terms of Office and Employment of any Office Holder which are in effect prior to the Effective Date.

Nothing in this Policy shall confer upon any person, including, any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature. The Terms of Office and Employment of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or in a written undertaking of the Company or in a resolution of the Company's Compensation Committee, Board and shareholders (to the extent shareholder approval is required by law) setting forth the Terms of Office and Employment and their applicability to the relevant Office Holder.

The provisions of this Policy determine, inter alia, the framework for various components of compensation. Any deviation from this Compensation Policy shall be subject to the approval of the Company’s Compensation Committee, Board and shareholders, to the extent required by law. However, if the competent organs of the Company determine, with respect to a specific Office Holder, that such Office Holder is entitled to compensation components that are inferior to those indicated herein, such shall not be deemed as deviation from the Compensation Policy.

To the extent that after the Effective Date a relief is granted as to the mandatory or minimum requirements prescribed by applicable law to be included in a Compensation Policy, or any limitation contained in this Policy is more stringent than that required by applicable law, then such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

4.	GENERAL BACKGROUND

4.1.	Objectives

This Compensation Policy is designed to promote and advance the Company's long-term objectives, work plans and policy, and to create appropriate incentives subject to any law, taking into consideration, inter alia, the Company’s risks management policy, in view of the Company's size, the nature of its activities and its financial state.

In support of this goal, compensation practices, including variable compensation, for the Company's Office Holders, are designed to meet the following objectives:

4.1.1.	Improve business results and strategy implementation, and support the Company’s work-plans, from a long-term perspective;

4.1.2.	Align Officers’ and Directors' interests with those of the Company and its shareholders and incentivize Officers and Directors to create long-term economic value for the Company;

4.1.3.	Create motivation for Office Holders to attain a high level of business achievements without taking unreasonable risks;

4.1.4.	Create a clear line-of-sight between Officers’ and Directors' compensation and both Company and individual performance;

4.1.5.
Establishing an appropriate balance between the various compensation components - fixed vs. variable compensation, quantitative and measurable components vs. discretionary components, short-term vs. long-term components, compensation in cash vs. equity-based compensation and benefits and perquisites, to ensure sustained business performance over time; and

4.1.6.	Utilize market benchmark compensation tools to ensure our Officers and Directors are compensated fairly and best practices are implemented.

4.2.	Primary Bodies Involved in Determining the Compensation Policy for Office Holders

The parties involved in determining the Company's Compensation Policy are:

•
The Compensation Committee – (i) makes recommendations to the Board regarding the approval of the Compensation Policy for Office Holders and any extensions and updates to the Policy to the extent required; (ii) approves the Terms of Office and Employment of Office Holders; and (iii) subject to certain requirements prescribed by the Companies Law, may determine to exempt a transaction from shareholder approval.

•	The Board of directors – (i) approves the Compensation Policy for Office Holders; (ii) periodically reviews the Compensation Policy; and (iii) is responsible for updating it as and when necessary.

•	The General Meeting (shareholders) - approves the Compensation Policy, as required by law.

The Compensation Committee and the Board shall review this Compensation Policy from time to time, as required by the Israeli Companies Law. This Compensation Policy shall be brought for reconsideration and re-approval, as required  by the Israeli Companies Law(currently, every three years).

4.3.	Business Environment and its Impact on Compensation of Office Holders

The Company's Compensation Policy was designed, inter alia, to ensure the Company's ability to recruit and retain the highly talented management personnel with appropriate qualifications, in accordance with and subject to the objectives of the Compensation Policy set forth in Section 4.1, including the promotion of the Company's goals in the long-term.

5.	OFFICE HOLDER’S COMPENSATION IN VIEW OF COMPANY VALUES AND BUSINESS STRATEGY

5.1.	Compensation According to the Office Holder’s Characteristics and Experience

Office Holder's Terms of Office and Employment shall be determined, for each of the various compensation components, while taking into account the Office Holder’s education, skills, qualifications, expertise, professional experience and accomplishments, as well as the Office Holder's position, areas and scope of responsibilities and his or her prior compensation agreements.

5.2.	Ratio Between Office Holders Compensation and Compensation of Other Company Employees

Nevertheless, since the Company employs a relatively small number of employees most of whom have unique professional expertise, the Company attaches importance to the creation of appropriate compensation for all of its employees and in preserving reasonable gaps between the overall cost of the Terms of Office and Employment of Office Holders and the overall cost of salary (including any payment or benefit) of the other Company employees.

In determining the Terms of Office and Employment of Office Holders, the Compensation Committee and the Board will examine, inter alia, the ratio between the overall Terms of Office and Employment of Office Holders and the average and median salary of the Company's employees and contractors other than the Company's Office Holders, as well as the possible ramifications of such ratio on the work environment in the Company.

The Compensation Committee and the Board have examined the current ratio, and believe that this ratio is appropriate and reasonable, taking into account the size and nature of the Company, its value, scale of business, the mixture of manpower, its field of business and its ramifications on the work environment of the Company.

5.3.	Relationship Between the Company's Business Results and Office Holders Compensation

The Company's policy is that the overall Terms of Office and Employment for Officers should be considerably influenced by its business results as well as the individual contribution, responsibility and professional expertise of each Officer to the achievement of these results. The influence of the business results and the individual contribution on the compensation shall increase the higher the Office Holder's position is. In accordance, the higher the position is, the weight of the variable compensation that is performance based in relation to the overall Terms of Office and Employment shall increase, all as specified in Section 4.2 below.

6.	PRIMARY CONCEPTS OF THE COMPENSATION POLICY

6.1.	Overall Compensation Concept

The Company's Compensation Committee and Board believe that the overall compensation of each employee, and in particular of Office Holders, should be comprised of a number of different components, such that each element rewards the employee for a different element of his or her contribution to the Company, thus achieving the objectives of the Company's Compensation Policy:

•
Base salary - designed to partially reward the Office Holder for his or her devotion and contribution to the performance of his or her role and the daily performance of his or her tasks. The base salary takes into account the Office Holder's skills, experience, expertise, education, professional qualifications etc., and the requirements of the role and the responsibilities and authorities it carries.

•
Benefits and perquisites - some of which are mandatory according to law (such as pension, severance pay, vacation days, sick leave, recuperation pay, etc.), some of which are common market practice (such as health insurance, further education funds, all which may have certain tax benefits for the employee and the Company) and others are designed to compensate the employee for expenses incurred in fulfilling the position (such as car lease, travel expenses, phone, etc.).

•
Variable performance based awards (e.g. annual bonus) - designed to reward the Office Holder for his or her achievements and contribution to attaining the Company's goals during the course of the period for which the variable compensation is paid and to supplement the base salary. The weight of variable performance based compensation in relation to the overall compensation shall increase the higher the Officer’s position is.

•
Equity-based compensation - designed to link long-term shareholder returns and the compensation of Office Holders of the Company. Equity-based compensation creates a correlation between the interests of employees and Office Holders and the interests of the Company’s shareholders, and assists in creating motivation and in retaining the key personnel in the Company.

6.2.	Ratio Between Variable and Fixed Components of the Compensation Package

The rate of the annual variable components (including, without limitation, cash bonuses, performance based awards and equity based awards) of the Office Holders overall annual compensation package (comprised of the base salary and variable components) shall not exceed the 80% of the Office Holder's total compensation package.

A deviation of up to 10% of these terms shall not constitute a deviation or deflection from the compensation policy.

Note that this refers to the planned ratio only, assuming the receipt of the target bonus as stated in this policy. The actual ratio between the components of the compensation package, in a given year, may be different due to underperformance or overachievement impacting the variable compensation, as stated in this Policy.

6.3.	Market comparison (benchmark)

To determine the salary for the recruitment of a new Officer, a comparison shall be made of the acceptable salary in the market for similar positions in companies similar to the Company (“Peer Group”). For purposes of the foregoing comparative studies, companies meeting the following characteristics shall be selected:

•	Companies operating in the field of biotech, pharmaceutical, drug development or other related fields;

•
Israeli companies whose shares are traded on the NASDAQ Stock Market or NYSE to the extent practicable, based in Israel, and preferably, with officers residing in the US; if the number of such companies is lower than 10, the Peer Group may also include US companies; and

•
Companies of similar size in the following financial dimensions: market cap, shareholder equity, balance sheet, sales turnover, operating profit and/or net profit, as provided in the most updated published information or the Company's last annual report.

The Company shall make reasonable efforts to include at least 10 companies in the Peer Group (but in no event less than 5 companies).

The comparative study shall address all the components of the compensation package and shall include (to the extent the information is available):

•	the acceptable range of base salaries for similar positions (including the split within the range);

•	the acceptable range for annual bonuses;

•	the acceptable range for equity-based compensation; and

•	the benefits and perquisites that are acceptable in the market.

7.	COMPENSATION COMPONENTS

7.1.	Base Salary

7.1.1.	Determination of the base salary for Officers

The base salary for an Officer shall be determined during the course of negotiations for his or her employment in the Company, which shall be conducted by the person who shall directly supervise the Officer (for the CEO - the chairman of the Board, for any other Officer - the Company's CEO, or whoever is appointed on behalf of the chairman or CEO for such purposes). The Officer’s intended supervisor may determine the base salary within the range determined in the directives of this policy (as detailed in the following table in Section 7.1.1.3 below) and the salary shall be brought before the relevant Company organs for approval, as required by law.

In determining the base salary, the Office Holder’s characteristics and experience, as provided in Section 5.1 above, shall be taken into consideration, as well as the acceptable salary conditions for similar positions in Peer Group companies, as other companies which compete with the Company for similar talents. The Company's financial state and cash position at the time of recruitment shall also be taken into consideration.

The base salary shall also be subject to any requirements or restrictions prescribed by the Israeli Companies Law, U.S. securities laws, NASDAQ rules, any other applicable law from time to time, and (with regard to U.S. based Officers) evolving best practices among shareholder advisory and institutional investor groups.

The Company believes that the emphasis of its Compensation Policy should be on performance based compensation, and therefore, the Company's policy is to determine a base salary which is targeted at the median salary in the relevant market for similar positions (including in Peer Group companies), alongside variable performance based compensation and long-term compensation components that will bring the Officer’s overall compensation to a level which will allow the Company to recruit and retain the highly talented management personnel it requires for continuation of its success.

Since Officers hold management positions within the meaning of the Hours of Work and Rest Law, 5711-1951, Officers shall not be entitled to compensation for overtime work or work on the day of rest.

7.1.1.1.
Internal comparison - in determining the salary for the recruitment of a new Officer, the following considerations shall be taken into account, as well as their potential impact on the Company’s labor relations as a whole and within the management team:

•	The gap between the proposed salary of the Officer and the salary of the other Officers of the Company.

•	The ratio between the proposed salary of the Officer and the salary of the other employees of the Company.

•	If there are Officers with similar positions in the Company - the gap between the proposed salary of the Officer and the salary of Officers in similar positions.

•	The geographical location of the Officer.

7.1.1.2.
Geographical Location - To the extent necessary, the Company may employ an Officer outside of Israel. In such case, the process of determination of his or her salary, shall be adjusted to the country where such Officer is employed. In the event that the salary of Officers who are candidates for employment abroad deviates from this policy, the salary shall be considered as deviating from this Policy and shall be subject to the approval process required for compensation in deviation from the Policy.

7.1.1.3.	The maximum amount of employer cost monthly salaries for Company Officers shall be:

Rank	Maximum
CEO	$33,000
C-level Officers	$20,000

A deviation of up to 10% above and below the ranges detailed in the table shall not constitute deviation from the Compensation Policy.

The base monthly salaries of the Company's Officers shall be linked to the Consumer Price Index (or a similar index customary in the country in which the employee is located, if not Israel).

7.1.2.	Directors' compensation

The compensation of non-employee and non-executive Directors of the Company (including external directors) shall be determined pursuant to the provisions of the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760 - 2000 (the “Compensation Regulations”), and shall not exceed the maximum compensation permitted under the Compensation Regulations. Notwithstanding, non-employee and non-executive Directors shall also be entitled to insurance, indemnification and release arrangements, as provided in Section 9 below.

Compensation to non-employee and non-executive Directors shall be determined in accordance with the Company’s customary compensation for similar positions, subject to the provisions of this Compensation Policy.

The Company may award non-employee and non-executive Directors equity-based compensation pursuant to the provisions of Section 7.2.3 below, subject to the provisions of the Compensation Regulations.

The chair of the Board and the chair of the Board committees may also receive additional annual cash payments for their extra service in such capacities, subject to the provisions of applicable law.

7.1.3.	Periodical review and update of salary

In order to retain Office Holders other than non-employee and non-executive Directors, such Office Holders' base salary shall be reviewed annually by the Compensation Committee and the Board, preferably during the course of the first quarter of each year, taking into consideration the challenges of the given year and the following year, the complexity of such Office Holders’ roles, their scope and importance to the Company's performance - all based upon the Company's resources and in comparison to the acceptable salary for similar roles in the relevant market. To the extent necessary, a proposal regarding an increase to all or any of the Office Holders' salaries shall be prepared and brought before the Company's relevant organs for approval, as required by law.

7.2.	Variable Compensation

Variable compensation components are intended to achieve, inter alia, the following objectives:

•
To link Office Holders' compensation to the Company's achievement of business goals and targets and the maximization of its profits, with a long-term view and in accordance with the office holder's position, and align Office Holders’ interests with those of the Company and its shareholders.

•	Increase the Officers' motivation to attain a high level of business achievements without taking unreasonable risks.

•	Correlating some of the Company's payroll costs with its performance and enhancing its financial and operational flexibility.

7.2.1.	Annual bonus

The Company's Officers shall be entitled to an annual bonus, based upon the annual bonuses plan, which shall be brought before the Compensation Committee and the Board for approval.

7.2.1.1.	Principles

Annual bonuses for Officers shall be calculated according to an annual bonus plan, to the extent it is determined and approved by the Company's Compensation Committee and Board, at the beginning of each calendar year for which the bonus is paid. The annual bonus plan shall be comprised of the following provisions:

•
Payment thresholds, based on one or more quantitative financial Company performance measure(s) during the year for which the bonus is paid (such as capital investments, cash balance relative to equity, obtaining approval from the authorities in the target markets, and other quantitative performance measures suitable to the company). The Compensation Committee and the Board shall determine the measure according to the Company's targets for the bonus year, based on the Company's short and long term objectives. If an Officer does not meet the threshold performance measures in a given calendar year, calculated on a weighted average basis, he or she will not be entitled to an annual cash bonus. The lower percentage threshold is 75% for each Officer. The Compensation Committee and the Board may determine that in respect of any specific year, all or any particular Officer or Officers shall not be entitled to any annual bonus.

•
Target bonus for each Officer - the target bonus is the annual cash bonus amount to be paid to an Officer upon achievement of 100% of the Officer's performance measures. The target bonus shall be set in monthly salary multiplier terms. A target bonus shall be identical for each Officer of a particular rank and shall not exceed the following:

Rank	Target bonus (multiplier of monthly employer salary cost )
CEO	12
C-level Officers	10

•
Maximum bonus (in terms of a salary multiplier) is the maximum annual cash bonus to be paid to an Officer upon achievement of 125% of the Officer's performance measures. The maximum bonus (bonus cap) for all Officers shall be 18 times the applicable monthly base salary ;

•	The measures according to which the bonus shall be calculated for each Officer and their relative weights, in accordance with Section 7.2.1.2 below;

•	The performance measures and targets, for the bonus year.

7.2.1.2.	Determining the bonus plan performance measures and targets

Personal targets and performance measures shall be determined by the Compensation Committee and the Board for the CEO, and by the CEO for each of the other Officers of the company. The Officer's performance shall be measured according to such personal targets and performance measures. A weight shall be assigned to each measure for determining the annual bonus for each Officer, and the bonus paid to the Officer shall be determined in accordance with the weighted percentage of meeting the targets, as described below. There shall be three main categories of performance measures for each Officer:

•
Company measures - economic or strategic quantitative measures, relating to the Company's performance (capital investment, cash balance relative to equity, obtaining approval from the authorities in the target markets and other quantitative performance measures suitable to the company). These measures shall be the same for all Company Officers, and shall determine up to 40% of the total bonus of the Company's Officers.

•
Personal measures - quantifiable and measurable key performance indicators (KPIs) shall be determined for each Officer separately, according to his or her position. These measures shall determine up to 40% of the total bonus of the Company's Officers. The goals for each Officer's personal measures shall be based, to the extent possible, on performance focusing on the long-term view.

•
Managerial appraisal - an evaluation of each Officer’s performance in non-measurable terms. The managerial appraisal shall determine up to 20% of the total bonus of any Officer, including the CEO. At the beginning of each year, qualitative measures shall be determined on the basis of which the appraisal of each Officer shall be made.

The targets in the personal and managerial measures of each Officer shall be determined in accordance with the work plan targets for the bonus year.

7.2.1.3.	Determination of the bonus budget

The total annual budget for the bonuses of Company's Officers shall be determined according to the sum of the maximum bonuses of all Officers.

7.2.1.4.	Bonus calculation mechanism

The bonus for each Officer shall be calculated based on the achievement of the targets determined for each Officer for the bonus year.

The bonus for meeting each of such targets will be made on the basis of a pro-rata allocation of the Officers' bonus cap in accordance with the respective weight of each target, subject to the "payment line" formula determined in the annual bonus plan for Officers, which shall be multiplied by the target bonus (the personal bonus) of the Officer for the purpose of calculating the actual bonus.

The “payment line” shall determine:

•	The performance threshold, up to which the Officer shall not be paid any bonus whatsoever, as stated above.

•	The percentage of the target bonus which shall be paid in achieving the lower performance threshold;

•	A maximum bonus, as stated above.

Calculation of the target bonus percentage for each level of performance between the above-mentioned points shall be made by a linear method.

7.2.1.5.	The approval process for the actual bonus

At the end of each year, the extent of meeting targets by each of the Officers shall be determined. The extent of meeting targets of the Officer shall be translated into a rate of target bonus, according to the payment line formula.

The Compensation Committee and the Board shall have the right to reduce the Officers' annual bonus at their discretion, due to circumstances determined by the Compensation Committee and the Board.

The annual bonuses approved by the Compensation Committee and the Board shall be paid to the Officers with the first monthly salary paid after the approval of the annual bonuses by the Board.

7.2.2.	Special bonus

The Company's Compensation Committee and Board shall be authorized to award any of the Company's Officers a one-time special bonus of up to an amount equal to 6 month base salary (in addition to the annual bonus), in recognition of a significant achievement or for completion of an assignment, such as completion of a major transaction or achieving a major milestone with material effect over the Company's business. Such bonus is individual for any Officer and should be approved by the Company’s Compensation Committee and Board.

7.2.3.	Equity-Based Compensation

The Company's Compensation Committee and Board believe that as part of the Office Holders' total compensation package ,it is appropriate to offer a component of equity-based compensation, as customary by companies whose shares are publicly listed on the NASDAQ Stock Market or any other stock exchange, for the purpose of advancing the interests of the Company's shareholders by enhancing the Company's ability to attract, retain and motivate individuals to perform at the highest level. By virtue of the long-term nature of equity-based compensation plans, they support the Company's ability to retain senior managers in their position for the long term.

In view of the advantages of equity-based compensation plans, the Company shall offer its Office Holders, including directors (subject to the provisions of the Compensation Regulations), participation in an equity-based compensation plan according to the provision set forth below:

7.2.3.1.	Equity Incentive Plan

Subject to the approval of the Company's competent organs, as prescribed by law, the Company may offer Officers and Directors participation in an equity-based compensation plan (“Equity Incentive Plan”), which may include options to purchase shares, share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards (herein described collectively as “Awards”). The Equity Incentive Plan shall provide for granting Awards in compliance with Section 102 of the Israeli Income Tax Ordinance, 5721-1961 in the "capital gains track", as applicable. Recently, the Company has adopted such an Equity Incentive Plan.

The existing Equity Incentive Plan, and any replacement of this plan, includes the following:

•	The maximum number of securities available for issuance under equity incentive awards, and the dilution rate resulting from grants;

•	The method of allocating the grants among grantees;

•	Reserve pool for grants to Office Holders who may join the Company in the future, during the course of the term of the plan;

•
The vesting conditions for grants under the Equity Incentive Plan will be determined by the administrator and, in the case of restricted shares and restricted share units, will be set forth in the applicable Award documentation. The minimum vesting period shall not be less than one year;

•
Options and share appreciation rights will have an exercise price determined by the administrator, that is no less than fair market value of the underlying ordinary shares on the date of grant, and subject to applicable law;

•	The expiration date of the Awards - up to 10 years from the date of grant; and

•
Terms upon termination of employment or service (due to dismissal, resignation, death or disability) and change of control. The Equity Incentive Plan shall include a definition of a change of control, and the actions the Compensation Committee may take in the event of a change of control with respect to awards outstanding. In the event of a structural change of the Company (i.e., a transaction in which the Company's shares immediately prior to the transaction are converted into or exchanged for shares that represent at least a majority of the share capital of the surviving corporation, such as a re-domestication of the Company or a share flip), outstanding awards will be exchanged or converted into awards to acquire shares of the Company (if it is the surviving corporation) or the successor company in accordance with the applicable exchange ratio.

7.2.3.2.	Grants

Awards shall be granted to Office Holders of the Company in accordance with the terms of the approved Equity Incentive Plan, subject to the approval process required pursuant to the Companies Law. The Equity Incentive Plan shall govern issuances (grants) of Awards from and after the Company's initial public offering.

When a new Office Holder joins the Company during the course of a plan, and granted an Award, such Award shall be granted out of the reserve determined in the Equity Incentive Plan.

The Awards granted shall be deposited with a trustee in accordance with the provisions of Section 102 of the Income Tax Ordinance, as applicable. The trustee shall report to the grantees about the number of Awards it holds on their behalf, their exercise dates and any other details grantees require in connection with the grant as applicable to the grantee.

Awards shall be granted from time to time and be individually determined and awarded, inter alia, according to the following considerations:

•	The Office Holder's contribution to the Company's performance;

•	The Office Holder's ability to influence the Company's future and performance;

•	The mix of compensation components to which the Office Holder is entitled and the desired mix of Awards;

•	The Office Holder's performance, skills, qualifications, experience, role and personal responsibilities; and

•	The desired competitive levels and dilution or pool limits.

As stated above, the grant of Awards to non-employee and non-executive Directors shall be subject to the provisions of the Compensation Regulations.

7.2.3.3.	Exercise of Options

Upon vesting of each portion of an Office Holder's options, the vested options held by the trustee may be exercised into Company shares. The trustee shall act pursuant to the Office Holders' instructions and shall perform for them all acts required for the exercise of the options into shares and/or cash.

7.2.3.4.	Maximum Value of Equity-Based Compensation

The maximum value of equity-based compensation for all Officers, as of the grant date, shall be up to 18 monthly base salaries.

The maximum value of equity-based compensation for all non-employee and non-executive Directors, as of the grant date, shall be as provided under the Compensation Regulations.

7.3.	Additional Benefits and Perquisites

7.3.1.
The following benefits and perquisites may be granted to Officers in order, among other things, to comply with legal requirements (compensation packages may vary – based on the residence of the Company's Officers – US or Israel):

US Officers

•	Health, vision and dental insurance

•	401-K savings

•	Disability insurance

•	Life insurance

Israeli Officers

•	Disability insurance – the Company may purchase disability insurance, as allowed by applicable law.

•	Health insurance – the Company may purchase health insurance, as allowed by applicable law.

•	Provident fund/Managers' Insurance – as per each Officer's selection – in accordance with the requirements of the Israeli law (including disability insurance).

•	Recuperation pay - Officers are entitled to recuperation pay according to applicable law.

•
Further Education Fund - Each month the Company shall allocate 7.5% of the Officer's base salary and shall deduct a further 2.5% of his or her base salary to a further education fund at the Officer's selection. The allocation and deduction from the Officer's salary to a further education fund shall be made up to maximum amount permitted under the Income Tax Regulations.

All Officers

•
Vacation – Officers are entitled to annual vacation days pursuant to their employment agreement, up to a cap of days per annum as the Company may determine, and in any case, not less than the minimum provided by applicable law.

•	Sick Days – Officers will be entitled to paid sick days in accordance with law. However, the Company may cover sick days from the first day.

7.3.2.
The Company may offer additional benefits and perquisites to Officers, which will be comparable to customary market practices, such as, but not limited to: company car benefits; company cellular phone; meals; etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with the Company's policies and procedures.

7.3.3.
The Company may determine in its contractual engagement with the Officer that it would bear part, or all, of the expenses incurred by the Officer for the discharge of his or her duties, in accordance with the terms of the Company's policy in this regard.

7.3.4.	As provided above, non-employee and non-executive Directors shall only be entitled to compensation in accordance with and subject to the Compensation Regulations.

8.	TERMINATION OF OFFICE CONDITIONS

8.1.	Advance Notice

An Officer shall be entitled to an advance notice period, in accordance with and subject to the provisions of the employment agreement and/or contractual engagement entered between the Officer and the Company, and in the absence of an advance notice provision in such agreement or engagement, as determined by applicable law. In any event, the advance notice period shall not exceed four months. During the course of the advance notice period, the Officer shall be required to continue to fulfill his or her position, unless the CEO (and in respect of the CEO, the Board) decides to release him or her from this obligation, and he or she shall be entitled to the continuation of all Terms of Office and Employment without change, during such period, with the exception that equity awards continuation shall be subject to the terms of the Equity Incentive Plan.

8.2.	Severance Payment

Officers shall be entitled to a severance payment (other than termination under circumstances which deprive the Officers of severance pay under Israeli law) of up the greater of (i) the minimum amount required under applicable law; (ii) any amount provided under the Officer's employment agreement and/or contractual engagement, entered into prior to the Effective Date of this Policy; and (iii) a cap of 2 times the Officer's monthly salaries per each year of service.

8.3.	Retirement and Termination Awards

As a general rule, no retirement and termination awards shall be determined in the Officers' personal employment agreements. The Compensation Committee and the Board (and as required by law, the shareholders), may approve a retirement award to Officers, in an amount not exceeding the following maximum amounts:

•	Employed by the Company as Officer for up to five years: up to 3 monthly base salaries.

•	Employed by the Company as Officer for five years or more: up to 6 monthly base salaries.

The retirement bonus shall be approved after examining the Terms of Office and Employment during the Officer's employment period and the Company’s performance during such period, and shall be subject to the Officer's fulfillment of all terms detailed below:

•	Has been employed by the Company for at least two years;

•	During his or her employment period has made a material contribution to the advancement of the Company’s business;

•
The Officer's termination of employment is not under circumstances which deprive the Officer of severance pay under Israeli law, a breach of trust, or the Officer’s breach of the terms of confidentiality, non-competition/non-solicitation and ownership of intellectual property provisions of the relevant employment agreement;

•	In respect of any Officer other than the CEO, the CEO has recommended granting a retirement bonus.

Retirement bonus, if such is approved, shall be paid upon termination of employment relationship and shall be equal to the months approved multiplied by the (gross) base salary to which the Officer was entitled upon termination of his or her employment with the Company. Retirement bonus for Officer other than the CEO shall not include associated benefits. The retirement bonus for the CEO shall include accompanying benefits in accordance with the CEO’s employment agreement.

8.4.	Non-Competition

Officers shall undertake in writing, at the time they enter into an employment agreement with the Company, to refrain from competing with the Company in accordance with and subject to the provisions of the employment agreement and/or contractual engagement entered between the Officer and the Company. The non-competition provision applies for a period which is generally not less than 12 months following termination of employment. We have entered into written employment agreements with all of our Officers who are employed in the Company at the date of publication of the Policy. Each of these agreements contains provisions regarding confidentiality, non-competition/non-solicitation and ownership of intellectual property.

9.	OFFICERS' INSURANCE, INDEMNIFICATION AND RELEASE

Office Holders shall be covered by Directors' and Officers' liability insurance which the Company shall acquire, from time to time (the “Insurance Policy), in accordance with the provisions of applicable law, including the Companies Law and the Companies Regulations (Reliefs Regarding Transaction with Interested Parties), 2000 (the “Relief Regulations”). Subject to the provisions of the Relief Regulations, the approval of the acquisition, extension, renewal or replacement of the Company's Insurance Policy shall only require the approval of the Company’s Compensation Committee provided that (i) the liability coverage does not exceed $25,000,000 (for each claim and in the aggregate) and the aggregate annual premium does not exceed $320,000, and the "side A" Directors and Officers liability coverage does not exceed $10,000,000 (for each claim and in the aggregate) and its aggregate annual premium does not exceed $130,000 and deductible at the amount of $500,000; and (ii) the Policy is on market terms and shall not have a material impact on the profitability of the Company, its assets or liabilities.

In addition, such insurance coverage may include “run-off” provisions covering the Directors’ and Officers’ liability following termination of service or employment.

The Company will release all current and future Directors and Officers from liability for actions taken in the performance of or related to the Director’s or Officer’s duties and provide each of them with indemnification to the fullest extent permitted by law and its Articles of Association.

The Company awards, and shall continue to award, indemnification undertakings to Directors and Officers, to the extent permitted by the Companies Law and the Company's Articles of Association.

The Committee and the Board shall review the Company's indemnification and release agreements and its directors' and officers' liability insurance policies from time to time, in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board are not obligated to recommend amendments to the Company's Articles of Association or to its indemnification and release agreements, nor required to recommend procurement of additional insurance for Office Holders.

10.	GENERAL DISCRETION; CLAWBACK

10.1.	General Discretion

•	The Compensation Committee and the Board may, at their sole discretion, approve compensation terms that are lower than the thresholds and benchmarks described herein.

•	The Committee and the Board have the right to reduce any variable compensation to be granted to an Office Holder due to any circumstances determined by the Compensation Committee and the Board.

10.2.	Non-Material Amendments

Subject to the provisions of the Companies Law and regulation, a non-material amendment to the Terms of Office and Employment of an Officer other than the CEO shall require the approval of the CEO of the Company and shall not require the approval of the Compensation Committee, provided that the amended terms are consistent with this Policy.

10.3.	Clawback

The Company's Office Holders are required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated, during the three year period following filing thereof. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the Office Holder has reclaimed or is able to reclaim such tax payments from the relevant tax authorities (in which case the Office Holder will also be obligated to return such tax amounts).

The Officer shall refund the surplus bonuses sums, within one year from the date of the Company's notice with respect thereto, linked to the consumer price index, and if the Officer has received less, the Company shall pay the missing bonus amounts together with the next monthly salary. The Company, by written notice to the Officer 60 days in advance, may set-off all or part of the surplus bonuses sums from the bonuses owing to the Officer in respect of the following years.

11.	NO HEDGING

Office Holders shall be prohibited from hedging their equity-based awards and any other Company securities held by them. The no-hedging policy applies to each director and each Officer until one year following their termination of employment.

12.	NO PLEDGING

Office Holders shall be subject to certain restrictions on pledging or using their equity-based awards and any other Company securities held by them (whether they are subject to transfer restrictions or not) as collateral for loans, as the Company's Compensation Committee and Board shall determine.

13.	MAINTENANCE OF THE COMPENSATION POLICY

13.1.	The Company’s Compensation Committee shall be responsible for maintaining the Compensation Policy updated.

13.2.	Updates to the Compensation Policy shall be approved by the Compensation Committee, the Board and the shareholders, as required under the Companies Law.